 Exhibit 99.1

First Mining Announces Positive Initial Review by Best Practice Independent Geotechnical and Tailings Review Board for the Springpole Gold Project

VANCOUVER, BC, Nov. 13, 2024 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce that an Independent Geotechnical and Tailings Review Board ("IGTRB") has been formally established for the Springpole Gold Project (the "Project"). First Mining's initiative in establishing the IGTRB follows its commitment to sustainability and represents best practice in Canada and internationally with the objective of providing independent expert advice on key engineering components including the Project's Co-Disposal Facility ("CDF") for tailings and mine rock management.

The IGTRB development process was initiated in 2023 and formalized in 2024 with the IGTRB meeting to review the updated Pre-Feasibility Study design for the CDF. The IGTRB is composed of three independent and recognized world-class experts, each with over 40 years of experience including:

  Peter Lighthall, P.Eng.
  Ward Wilson, Ph.D, P.Eng.
  John Lupo, Ph.D, P.E.

"First Mining is appreciative of having such a leading group of experts providing objective external reviews and important recommendations on the advancement of the Project's key infrastructure," stated Dan Wilton, CEO of First Mining.  "Our goal was to establish the IGTRB early, prior to construction, to obtain valuable feedback on the work completed to date and next steps planned. Their work has already helped inform optimizations to the CDF design improving operational and environmental performance and to inform the supplemental studies planned for detailed engineering."

The IGTRB has reviewed all design materials produced to date by the engineering team and the responses addressing their review questions and comments. The IGTRB has noted their support for the design advancements made since the Pre-Feasibility Study, that the work completed to date meets their expectations, and further highlighting the favourable geotechnical foundation conditions at the CDF location. The IGTRB reviews and feedback builds confidence in the work undertaken to date and the path forward presented. The IGTRB will remain an important component of the Project during the life of mine informing all aspects of the CDF from detailed engineering, construction, operations, and closure.

The IGTRB reports along with the responses addressing their questions and comments can be found in Appendix V Designs in the Final Environmental Impact Statement / Environmental Assessment which is publicly accessible at: https://www.firstmininggold.com/springpole-ea.

Peter Lighthall, P.Eng.

Peter Lighthall is an independent geotechnical consultant with over 50 years of experience, specializing in tailings dams and tailings impoundments, mine rock storage, and mine water management. He has a broad understanding of geotechnical aspects of mining projects, having participated in scoping studies, due diligence assessments, pre-feasibility and feasibility studies, detailed engineering, project development, operation and closure planning. Mr. Lighthall has worked in 35 countries throughout the world. He has worked on development and implementation of leading-edge technologies for tailings management, including thickened and paste tailings and filtered dry stack tailings. He is well experienced in tailings dam design and has been active in recent years on review and/or technical advisory roles on numerous major mine developments.

Mr. Lighthall obtained his M.Sc., Civil Engineering at the University of London in the U.K. and has a B.A.Sc., Civil Engineering from the University of British Columbia.  He is a Registered Professional Engineer in British Columbia.

Ward Wilson, Ph.D, P.Eng.

Dr. Ward Wilson, Professor of Geotechnical and GeoEnvironmental Engineering at the University of Alberta, brings more than 40 years of industrial experience to his practice in advanced mine rock and tailings management. Having extensive work experience as a consulting engineer, he has maintained an exceptionally strong industrial focus through his research programs both at the University of Alberta and the University of British Columbia.  Dr. Wilson is involved in tailings management systems at numerous mine sites worldwide. He has also served as a specialist review consultant for many large international mining projects. He is a leader in tailings and mine rock co-disposal that improves physical stability as well as chemical stability for the control ARD/ML in long-term storage systems.

Dr. Wilson obtained his Ph.D. and M.Sc. from the University of Saskatchewan, College of Engineering and has a B.E. from University of Manitoba, College of Engineering in Civil Engineering.

John Lupo, Ph.D, P.E.

Dr. John Lupo has over 40 years of experience in the field of geotechnical and geomechanics within the mining industry and has worked in over 30 countries. He is the author is of over 65 technical articles in mine rock and tailings management and risk mitigation strategies. He has been the lead designer and technical reviewer of over 90 slurry, thickened, paste, filtered, and comingled tailings and mine rock facilities and has led the development of several unique testing and analysis methods to help predict the behaviour of tailings under various placement and loading conditions.

Dr. Lupo obtained his Ph.D. in Geological Engineering in Mining from the Colorado School of Mines and has a M.S. Civil Engineering and a B.S. Geological Engineering from the University of Utah.

About First Mining Gold Corp.

First Mining is a gold developer advancing two of the largest gold projects in Canada, the Springpole Gold Project in northwestern Ontario, where we have commenced a feasibility study and permitting activities are on-going with a final Environmental Impact Statement / Environmental Assessment for the project submitted in November 2024, and the Duparquet Gold Project in Quebec, a PEA-stage development project located on the Destor-Porcupine Fault Zone in the prolific Abitibi region. First Mining also owns the Cameron Gold Project in Ontario and a portfolio of gold project interests including the Pickle Crow Gold Project (being advanced in partnership with Firefly Metals Ltd.) and the Hope Brook Gold Project (being advanced in partnership with Big Ridge Gold Corp.).

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation, the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2023 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

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SOURCE First Mining Gold Corp.

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For further information: For further information, please contact: Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com; Paul Morris | Director, Investor Relations | Email: paul@firstmininggold.com

CO: First Mining Gold Corp.

CNW 07:00e 13-NOV-24